                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)<F*>


                                 Newcor, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   651186108
-------------------------------------------------------------------------------
                                (CUSIP Number)

EXX INC.                              David A. Segal                 COPY TO:       Thomas A. Litz, Esq.
1350 East Flamingo Road               1350 East Flamingo Road                       Thompson Coburn LLP
Suite 689                             Suite 689                                     One Firstar Plaza
Las Vegas, Nevada  89119              Las Vegas, Nevada  89119                      St. Louis, Missouri  63101
(702) 598-3223                        (702) 598-3223                                (314) 552-6000

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 28, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 2 of 8 Pages
          ---------
-------------------                                           -----------------
                                 SCHEDULE 13D

======== ======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXX INC.
======== ======================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>          (a) / /
                                                                       (b) / /
======== ======================================================================
3        SEC USE ONLY

======== ======================================================================
4        SOURCE OF FUNDS<F*>
         WC
======== ======================================================================
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
======== ======================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
======== ======================================================================
                     7     SOLE VOTING POWER
                           - 0 -
   NUMBER OF         ===== ====================================================
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              841,800
   OWNED BY          ===== ====================================================
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING                - 0 -
   PERSON            ===== ====================================================
    WITH             10    SHARED DISPOSITIVE POWER
                           841,800
======== ======================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         841,800
======== ======================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F*>  / /

======== ======================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.01%
======== ======================================================================
14       TYPE OF REPORTING PERSON<F*>
         CO
======== ======================================================================

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 3 of 8 Pages
          ---------
-------------------                                           -----------------


                                 SCHEDULE 13D

======== ======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Segal
======== ======================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>           (a) / /
                                                                        (b) / /
======== ======================================================================
3        SEC USE ONLY

======== ======================================================================
4        SOURCE OF FUNDS<F*>
         PF
======== ======================================================================
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
======== ======================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
======== ======================================================================
                     7     SOLE VOTING POWER
                           24,000
   NUMBER OF         ===== ====================================================
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY              841,800
   OWNED BY          ===== ====================================================
    EACH             9     SOLE DISPOSITIVE POWER
  REPORTING                24,000
   PERSON            ===== ====================================================
    WITH             10    SHARED DISPOSITIVE POWER
                           841,800
======== ======================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         865,800
======== ======================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F*>  / /
======== ======================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.49%
======== ======================================================================
14       TYPE OF REPORTING PERSON<F*>
         IN
======== ======================================================================

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 4 of 8 Pages
          ---------
-------------------                                           -----------------


ITEM 1.           SECURITY AND ISSUER:

         No change.


ITEM 2.           IDENTITY AND BACKGROUND:

         No change.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         EXX INC. ("EXX") purchased the shares of Newcor, Inc. ("Newcor") common stock, $1.00 par value (the "Newcor Common Stock"), using cash on hand.


ITEM 4.           PURPOSE OF TRANSACTION:

         As part of its overall business strategy, EXX has historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing its turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, EXX has purchased and held the shares of Newcor Common Stock reported hereby. EXX currently intends to utilize the Newcor Common Stock reported by it to participate in a turnaround of Newcor's recent financial performance, either by consulting with management regarding appropriate turnaround strategies or by seeking to obtain control of Newcor by commencing a tender offer for additional shares of Newcor Common Stock, soliciting proxies for the election of a slate of designees of EXX to the Board of Directors of Newcor or another transaction or series of transactions which would result in the acquisition by EXX of control of Newcor.

         On June 27, 2000, EXX and David Segal filed an amendment to Schedule 13D to report that EXX and David Segal, as affiliated parties, may be deemed to beneficially own more than 15% of the shares of Newcor Common Stock outstanding as of May 10, 2000. Because EXX and Mr. Segal could have been deemed to beneficially own more than 15% of the issued and outstanding shares of Newcor Common Stock, the Board of Directors of Newcor could have triggered the distribution of rights under Newcor's rights plan. In lieu of triggering the distribution of rights, the Board of Directors of Newcor determined to extend the distribution date with respect to EXX and all its affiliates to August 4, 2000 to allow the Newcor Board of Directors to engage in discussions with EXX.

         In connection with various discussions between EXX and representatives of Newcor during July 2000, EXX and Mr. Segal outlined EXX's intentions and desires to create a mutually beneficial transaction which would result in an enhanced shareholder value, and provided the Board of Directors with various information and references confirming Mr. Segal's character and experience in business turnarounds. On July 17, 2000, EXX submitted a written proposal to the Board of Directors of Newcor pursuant to which EXX would purchase an aggregate of 1.5

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 5 of 8 Pages
          ---------
-------------------                                           -----------------

million shares of Newcor Common Stock at a purchase price based on the market price of Newcor Common Stock. Based upon the closing price of the Newcor Common Stock on July 17, 2000, the aggregate purchase price for the shares proposed to be purchased by EXX would have been approximately $3.7 million. As of June 30, 2000, Newcor reported total shareholders' equity of approximately $13.2 million. In recognition of EXX's investment, as part of its proposal, EXX would have been entitled to elect David A. Segal as Chairman and Chief Executive Officer of Newcor and Mr. Segal and two other designees of EXX would have been appointed or elected to the Board of Directors of Newcor to replace three of Newcor's present directors. Included in EXX's proposal were various proposed limitations on EXX and its affiliates, including certain restrictions on the scope of Mr. Segal's authority as Chief Executive Officer and an agreement by EXX not to engage in any related party transactions or effect any merger or other "second step" transaction with Newcor during a three-year period following EXX's investment.

         On August 4, 2000, by letter to EXX and press release, Newcor rejected EXX's proposal and announced that Newcor had amended its rights plan to increase from 15% to 17.5% the percentage that EXX and its affiliates can beneficially own of Newcor Common Stock before triggering the distribution of rights under Newcor's rights plan. Despite the clear expression in EXX's proposal that EXX remained open to suggestions, modifications and improvements to the proposal which would satisfy the objectives of both Newcor and EXX, Newcor's Board of Directors did not propose any alternative transaction or indicate a willingness to engage in further discussions regarding the proposal.

         EXX believes that the proposal would have significantly increased the net worth and liquidity of Newcor, as well as provided Newcor with access to EXX's expertise in effecting business turnarounds. The management of EXX believes that the Board of Directors of Newcor did not give meaningful consideration to the references, information and proposal submitted to Newcor and was predisposed to rejection of any proposal submitted by EXX which included participation in the management of Newcor.

         In light of Newcor's response to EXX's proposal, the Board of Directors of EXX determined that continuing with EXX's previously announced exchange offer for shares of Newcor Common Stock was no longer in the best interest of EXX's shareholders. On August 8, 2000, EXX stated it would not pursue its proposed exchange offer and withdrew its Registration Statement on Form S-4 filed in connection with the exchange offer. In addition, EXX stated that it was interested in discussing with Newcor's Subordinated Noteholders a possible waiver of the call provisions of the Subordinated Notes, in the event of a change of control of Newcor.

         On August 25, 2000, EXX and David Segal filed an amendment to
Schedule 13D to report that EXX and David Segal, as affiliated parties, may be deemed to beneficially own 819,300 shares of Newcor Common Stock, representing 16.6% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000. During September 2000, EXX purchased 46,500 additional shares of Newcor Common Stock. As a result of EXX's purchases of Newcor Common Stock during September 2000, EXX and David Segal, as affiliated parties, may be deemed to beneficially own 865,800 shares of Newcor Common Stock,

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 6 of 8 Pages
          ---------
-------------------                                           -----------------

representing 17.49% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000.

         Subject to availability at prices deemed favorable, EXX and Mr. Segal may continue to acquire additional shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. EXX and Mr. Segal may purchase additional shares of Newcor Common Stock sufficient to raise their beneficial ownership of Newcor Common Stock in excess of 17.5%, which may result in the Board of Directors triggering the anti-takeover provisions of the Newcor rights plan. EXX and Mr. Segal also may dispose of shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth herein, EXX and Mr. Segal have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of Newcor or otherwise with respect to Newcor. Although the foregoing represents the range of activities presently contemplated by EXX and Mr. Segal with respect to Newcor and the Newcor Common Stock, it should be noted that the possible activities of EXX and Mr. Segal are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) EXX may be deemed to be the beneficial owner of 841,800 shares of Newcor Common Stock, representing 17.01% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000. Mr. Segal owns 24,000 shares of Newcor Common Stock in his own name and may be deemed to be the beneficial owner of the 841,800 shares of Newcor Common Stock owned by EXX. Therefore, Mr. Segal may be deemed to be the beneficial owner of a total of 865,800 shares of Newcor Common Stock, representing 17.49% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000. Mr. Segal disclaims beneficial ownership with respect to the 841,800 shares owned by EXX.

         (b) EXX and Mr. Segal may be deemed to share voting and dispositive power with respect to 841,800 shares of Newcor Common Stock, representing 17.01% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000. Mr. Segal has sole voting and dispositive power with respect to 24,000 shares of Newcor Common Stock, representing 0.48% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of August 7, 2000.

         (c) Between September 1, 2000 and September 28, 2000, EXX made the following acquisitions of Newcor Common Stock, each of which was effected by Merrill Lynch on the open market:

            (1) On September 1, 2000, EXX purchased 15,000 shares at $2.25 per share.

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 7 of 8 Pages
          ---------
-------------------                                           -----------------

            (2) On September 18, 2000, EXX purchased 19,000 shares at $2.0625 per share.

            (3) On September 19, 2000, EXX purchased 6,000 shares at $2.00 per share.

            (4) On September 22, 2000, EXX purchased 1,000 shares at $1.875 per share.

            (5) On September 22, 2000, EXX purchased 1,000 shares at $1.9375 per share.

            (6) On September 25, 2000, EXX purchased 1,500 shares at $1.875 per share.

            (7) On September 26, 2000, EXX purchased 2,000 shares at $1.875 per share.

            (8) On September 28, 2000, EXX purchased 1,000 shares at $2.00 per share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         None.

-------------------                                           -----------------
CUSIP No. 651186108                                           Page 8 of 8 Pages
          ---------
-------------------                                           -----------------



                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2000                       EXX INC.



                                                By: /s/ David A. Segal
                                                    ---------------------------
                                                    David A. Segal, Chairman



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 29, 2000
                                                    /s/ David A. Segal
                                                    ---------------------------
                                                    David A. Segal